Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Counterdrone Inc.
9456 Bagley Park Rd #110A
West Jordan, UT 84081
https://counterdrone.com/

Up to $1,235,000.00 in Common Stock at $0.52
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Counterdrone Inc.
> Address: 9456 Bagley Park Rd #110A, West Jordan, UT 84081
> State of Incorporation: DE
> Date Incorporated: February 15, 2021

Terms:

> Equity

Offering Minimum: $20,000.00 | 38,462 shares of Common Stock
Offering Maximum: $1,235,000.00 | 2,375,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.52
Minimum Investment Amount (per investor): $499.72

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

As you are a prior customer or friends/family member in Counterdrone, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares + a 30-minute 1:1 zoom call with the executive team

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares + a 30-minute 1:1 zoom call with the executive team

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares + receive an OmniDock Mini

Tier 5 Perk: Invest $100,000+ and receive 25% bonus shares + receive an OmniDock Mini + Dinner with the executive team (travel / lodging included up to $2,000 in value)

The 10% StartEngine Venture Club Bonus

Counterdrone Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.52 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Counterdrone is a pioneering startup offering advanced drone-agnostic docking stations designed to enhance autonomous drone operations. Founded by a former USMC Tank Commander and USAF B-52 Pilot, the company's flagship product, OmniDock™, is a weatherproof, climate-controlled, multi-UAV docking station certified for Beyond Visual Line of Sight (BVLOS) operations in both the U.S. and Australia. Counterdrone's mission is to transform drone deployment by providing flexible, reliable, and scalable solutions that integrate seamlessly with existing security infrastructures, addressing the growing demand for autonomous security, surveying, and inspection operations.

Business Model

Counterdrone generates revenue by building, selling, and shipping state-of-the-art drone docking stations, primarily targeting the commercial drone market. The OmniDock™ supports a range of drones and is built for diverse use cases across public safety, surveying, and inspection sectors. Counterdrone partners with drone service providers and software companies in the U.S., Australia, and India, leveraging strategic relationships to drive market penetration. The company is transitioning toward a subscription model, which we believe has the potential to increase our profit margins, aligning with our long-term vision of shipping 1,000 units annually.

Intellectual Property

Counterdrone's intellectual property centers on its innovative OmniDock™ platform, a drone-agnostic docking station designed for autonomous operations. The system features proprietary design elements, including a weatherproof, climate-controlled enclosure and configurable floors to accommodate multiple drone sizes. The company's open-source software enhances compatibility and integration with existing security suites, offering flexible solutions for remote monitoring and AI-driven data analytics. We believe these innovations position Counterdrone as a leader in drone docking technology.

Corporate Structure

Counterdrone Inc. was initially organized as Counterdrone LLC, a Delaware limited liability company on February 15, 2021 and converted to a Delaware corporation on January 3, 2023.

Competitors and Industry

Competitors

Counterdrone operates in the growing commercial drone market, where it faces competition from companies offering proprietary drone solutions and docking systems. Its primary competitors include companies providing tethered drone solutions and security-focused UAV systems. However, Counterdrone differentiates itself with its drone-agnostic, open-source platform, flexible deployment options, and Beyond Visual Line of Sight (BVLOS) certifications, giving it a competitive edge in the market.

Industry

The global commercial drone market is expanding rapidly, with an estimated total addressable market of $127 billion. Drones are increasingly integral to security, surveillance, and inspection operations across industries, driven by advancements in autonomous technology and data analytics. Counterdrone is well-positioned to capitalize on these trends by offering flexible, drone-agnostic docking solutions that meet the evolving needs of industries adopting drone technology.

Current Stage and Roadmap

Current Stage

Counterdrone is currently generating revenue from sales of its OmniDock™ systems, with 40 units sold and over $559,000 in revenue since mid-2023. The company has established strategic partnerships with drone service providers in the U.S., Australia, and cloud-based software companies in the U.S. and India. We believe Counterdrone has demonstrated strong market traction with a growing customer base, including public safety agencies and repeat buyers, while earning Beyond Visual Line of Sight (BVLOS) certifications in both the U.S. and Australia.

Future Roadmap

Looking ahead, Counterdrone aims to build and ship 100 docking stations by Q2 2025, equating to $1.5 million in annual revenue. The company plans to transition to a leasing model, which is expected to increase profit margins to 40-45%. Over the next five years, Counterdrone's strategic vision includes shipping 1,000 units annually, achieving a company valuation of $65-75 million, and continuing to innovate in the autonomous drone market with flexible and scalable solutions.

The Team

Officers and Directors

Name: Shaun Jafarian

Shaun Jafarian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member, Principal Accounting Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Shaun is the full time leader of the Counterdrone team. He does not currently receive compensation. Shaun plans to begin taking a salary of $100k per year after the company becomes profitable. He owns 92% of the Company's equity. Shaun will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Counter Drone Consulting LLC
  Title: President
  Dates of Service: March, 2018 - April, 2024
  Responsibilities: Shaun worked as an engineer under a government contract until he was able to grow the company's presence on the contract to the point that he moved into an administrative/managerial role. He is no longer involved in the daily operations of Counter Drone Consulting LLC.

Name: Jarett Jones

Jarett Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Jarett manages product design development goals as well as lead the engineering team in design, testing, and prototyping. He receives a salary of $60,000 and owns 5.2% of the Company's equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk

factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Counterdrone Inc. was formed on February 15, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shaun Jafarian	8,900,000	Common Stock	91.753%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,375,000 of Common Stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 9,700,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023 - Please use this as an example and refer to your Financial Review/Audit.

Revenue

Revenue for fiscal year 2022 was $0 compared to $291,730 in fiscal year 2023.

We started selling our product in the summer of 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $33,486 compared to $106,879 in fiscal year 2023.

In 2022 we were still developing the product. Our MVP started to ship in the summer of 2023.

Gross Margins

Gross margins for fiscal year 2022 were 0% compared to 63%.

We began generating revenue in 2023.

Expenses

Expenses for fiscal year 2022 were $167,636 compared to $264,569 in fiscal year 2023.

In 2022 we were still developing the product. Our MVP started to ship in the summer of 2023.

Historical results and cash flows:

The Company is currently in the initial production; stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because sales are increasing and we are implementing a subscription model that will significantly increase profitability. Past cash (prior to initial sales) was generated exclusively through owner capital contributions. Our goal is to reach $1.5 million USD in sales and $500,000 in earnings by the end of 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 22 January 2025, Counterdrone Inc. has $165k in the business checking account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We are averaging around $36,000 in sales per month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for a minimum of 16 months This is based on a current monthly burn rate of $29,000 for all business operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 24 months. This is based on a projected monthly burn rate of $58,000 for all business operations after ramping up production and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Conducting an angel investor seed round. This is not being conducted concurrently with this campaign and would only be considered after this campaign has been completed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,044,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The Company has only Common Stock outstanding. There are no options, warrants or other convertible securities with a right to acquire shares outstanding. The Company has no shares reserved for issuance under a Stock Plan or similar plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory

  6.5%

  We will use 28% of the funds raised to purchase materials and manufacture our OmniDock docking stations. This will help us transition to a subscription based sales model.

- Working Capital

  6.5%

  We will use 6 of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

- Marketing

  6.5%

  We will use 28% of the funds to market OmniDock docking stations to include hiring of sales/marketing staff.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees

  5.5%

- Inventory

  33.0%

  We will use 33% of the funds raised to purchase materials and manufacture our OmniDock docking stations. This will help us transition to a subscription based sales model.

- Working Capital

  30.0%

  We will use 30% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

- Marketing

  30.0%

  We will use 30% of the funds to market OmniDock docking stations to include hiring of sales/marketing staff.

- StartEngine Service Fees

  1.5%

  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://counterdrone.com/ (www.counterdrone.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/counterdrone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Counterdrone Inc.

[See attached]



Counterdrone Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Counterdrone Inc. Management

We have reviewed the accompanying financial statements of Counterdrone Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 18, 2024

COUNTERDRONE INC.

STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalent	99,189	34,305
Total Current Assets	99,189	34,305
Non-Current Assets:		
Fixed Assets - Net	37,618	7,004
Total Non-Current Assets	37,618	7,004
TOTAL ASSETS	136,807	41,309
LIABILITIES AND EQUITY		
Current Liabilities:		
Total Current Liabilities	-	-
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	-	-
Additional Paid in Capital	634,002	458,785
Accumulated Deficit	(497,195)	(417,476)
TOTAL EQUITY	136,807	41,309
TOTAL LIABILITIES AND EQUITY	136,807	41,309

COUNTERDRONE INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales Revenue	291,730	-
Cost of Sales	(106,879)	(33,486)
Gross Profit	184,851	(33,486)
Operating Expenses		
Payroll Expense	189,594	138,434
General Administrative Expense	33,430	14,045
Advertising and Marketing Expense	9,623	6,886
Professional Fees	2,068	-
Lease Expense	19,043	7,675
Depreciation	10,811	596
Total Operating Expenses	**264,569**	**167,636**
Total Loss from Operations	**(79,719)**	**(201,123)**
Other Income / (Expense)		
Total Other Income / (Expense)	-	-
Net Income (Loss)	**(79,719)**	**(201,123)**

COUNTERDRONE INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Member Equity	APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	-	-	250,000	-	(216,354)	33,646
Member Contribution	-	-	208,785	-	-	208,785
Net income (loss)	-	-	-	-	(201,123)	(201,123)
Net Member's Capital & Retained Earnings before conversion at 12/31/22	-	-	**458,785**	-	**(417,476)**	**41,309**
Conversion of LLC to Corporation on 01/18/2023	-	-	(458,785)	458,785	-	-
Net Member's Capital & Retained Earnings after conversion	-	-	-	**458,785**	**(417,476)**	**41,309**
Issuance of Common Stock	9,400,000	-	-	175,216	-	175,216
Net income (loss)	-	-	-		(79,719)	(79,719)
Ending balance at 12/31/23	**9,400,000**	**-**	**-**	**634,001**	**(497,195)**	**136,806**

COUNTERDRONE INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(79,719)	(201,123)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Adjustment	-	-
Depreciation	(10,811)	(596)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(10,811)	(596)
Net Cash provided by (used in) Operating Activities	(90,530)	(201,719)
INVESTING ACTIVITIES		
Fixed Assets - Net	(19,802)	(6,408)
Net Cash provided by (used in) Investing Activities	(19,802)	(6,408)
FINANCING ACTIVITIES		
Additional Paid in Capital	175,216	208,785
Net Cash provided by (used in) Financing Activities	175,216	208,785
Cash at the beginning of period	34,305	33,646
Net Cash increase (decrease) for period	64,884	659
Cash at end of period	99,189	34,305

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Counterdrone Inc. ("the Company") was formed as a limited liability company (LLC) in Delaware on February 15, 2021. On January 18,2023, the Company was converted to a Corporation in Delaware. The Company engaged in research and product development for its first two years of operations and began selling its flagship product, the OmniDock line of drone docking stations in the summer of 2023. Revenue is generated by sales of OmniDocks to end users as well as resellers. In Q4 2024 Counterdrone plans to ship its first OmniDocks product under a new subscription sales model that will generate recurring revenue while the company retains ownership of the hardware. Additionally, the Company will continue to offer OmniDocks for sale to our resellers. The Company is headquartered in West Jordan, Utah and ships its docking stations globally. To date, the OmniDocks have been shipped to eight US States, Australia, the Netherlands, and the first subscription order shipping in November 2024 is going to the Secretariat of Tourism in Argentina.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations in 2023 and realized losses every year since inception and may continue to generate losses. In 2024, however, the Company began generating revenues in excess of operating expenses, which minimizes the risks that the Company may not be able to sustain its operation over the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $99,189 and $34,305 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery and Equipment	3-4	22,166	5,519	-	16,647
Other Tools	3-7	26,859	5,888	-	20,971
Grand Total	-	49,025	11,407	-	37,618

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of OmniDock drone docking stations. Payment is received in full before shipment, with the product typically shipping within one week of payment receipt. The Company's primary performance obligation is to produce a fully functional docking station that has been thoroughly tested before shipping. Additionally, the Company offers a 30-day full money-back return policy and a one-year parts and labor warranty.

Starting in Q4 2024, the Company will generate revenue through subscriptions to OmniDock docking stations. Payments will be accepted monthly, with an annual payment option available. The Company's primary performance obligation will be to provide OmniDock docking stations as part of a software and hardware subscription in partnership with the software providers. As part of the subscription, faulty hardware will be replaced as needed. OmniDock units will be shipped within one week of receiving the first subscription payment.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of travel expenses, utilities expense, shipping, freight, delivery, entertainment meals, dues and subscriptions, and other miscellaneous expenses. These transactions are expensed as incurred.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding liabilities and debt as of December 31, 2023 and December 31, 2022.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0000 per share. 9,400,000 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of Class A stock will be entitled to receive, as and when declared by the Board of Directors out of the monies of the Corporation properly applicable to the payment of dividends, non-cumulative, cash dividends, at the rate to be set by the Board of Directors.

Pre-Emptive Rights: The stockholders of the Corporation have the preemptive right to purchase any new issue of stock in proportion to their current equity percentage. A stockholder may waive any preemptive right.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 18, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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GET A PIECE OF COUNTERDRONE

A Drone-Agnostic, Multi-UAV Docking Station

CounterDrone's OmniDock™ is among the initial drone-agnostic, multi-drone docking stations. It is designed with versatility to support a range of autonomous operations and maximize drone deployment efficiency. The company is cash flow positive as of this year, marking a significant financial milestone achieved through a fully bootstrapped approach.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

COUNTERDRONE
A Drone-Agnostic, Multi-UAV Docking Station

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$0.52 Per Share

MIN INVEST ⓘ	VALUATION
$499.72	$5.04M

REASONS TO INVEST

OmniDock™ is a configurable, drone-agnostic charging station that is both weatherproof and climate-controlled. Designed with integration in mind, it features open-source software that can operate over the cloud or on local networks.









- Drones are anticipated to become integral to daily operations across various industries. Counterdrone is focusing on the commercial drone market, which has an estimated total addressable market of $127B globally.

- Certified for Beyond Visual Line of Sight (BVLOS) operations in both the U.S. & Australia, Counterdrone aims to expand operational capabilities & market reach with approval for launch/recovery without a person on-site.

*Past financial performance does not guarantee future results, and there is no assurance that cash flow and revenue positivity will continue.

TEAM

Shaun Jafarian • Chief Executive Officer, Board Member, Principal Accounting Officer

Shaun Jafarian is a successful three-time founder with 20+ years experience in tech with an emphasis on aviation and drones. He is committed to creating aerial infrastructure to support and expand the burgeoning drone industry. Shaun has a unique combination of technical skills, leadership and strategic vision that has helped the Counterdrone team turn a complex concept into an operational reality in a matter of months. Shaun holds a BS in Mathematics from the University of Utah.

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Chad Jardine • Marketing Advisor

Chad Jardine is the CEO/Founding Partner at CMO Zen, a boutique outsourced CMO firm specializing in early stage companies. He is the co-author of Pillars of Inflection: Seven fundamental strategies for explosive company growth and has spent the past 20 years as a marketing executive and CEO building and growing companies. He teaches courses in venture capital to graduate students at the University of Utah and holds a BFA from Brigham Young University and an MBA in marketing from the University of Utah. He believes "There's only one reason to get out of bed every day, and that's to change the world."

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Jarett Jones • Chief Technology Officer

Jarett Jones is a robotics expert with 18 years of hardware and software engineering experience. During his time working at the Moses Biological Computation Laboratory at the University of New Mexico he developed test platforms for bio inspired algorithms designed to facilitate in-situ resource utilization for NASA missions on mars and the moon.

Jarett has been building drones since 2006. In 2019 Jarett led a University of New Mexico project to utilize cooperative drone swarms to predict volcanic eruptions. Jarett's drones helped the volcanology team demonstrate that data collected from drone swarms could help predict volcanic eruptions three months in advance. In 2021 Jarett joined Counterdrone as the lead robotics engineer. His designs were instrumental in the prototyping and fielding of the first OmniDock systems and in 2022 he was named Chief Technology Officer.

Jarett holds Bachelor's of Science degrees in Computer Science and Biology from the University of New Mexico.

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Fernando Miguel • Software Lead

Fernando, software lead at Counterdrone, holds a bachelor's and master's in computer science from The University of New Mexico. At UNM's COSMIAC, he worked with the Air Force Research Lab on satellite systems. Since 2021 at Counterdrone, he's integrated drones into security systems and now leads OmniDock's software development for drone and fleet management integration.

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THE PITCH

Leading the Way in Autonomous Drone Operations

At Counterdrone, we are actively selling, building, and shipping advanced drone docking stations. We believe we are the first to offer a drone-agnostic, multi-UAV docking station designed to support a wide range of autonomous operations. We offer OmniDock™ Standard and OmniDock™ Mini. Both are weatherproof, climate-controlled charging station designed to support various drones. Certified for

Beyond Visual Line of Sight (BVLOS) operations in both the U.S. and Australia, the OmniDock™ features a clamshell dome design intended to enhance wind and weather resistance while maintaining a compact footprint, whether open or closed.



The OmniDock™

 **Drone-agnostic**

 **Recharges Drones Quickly**

 **Weatherproof & Fully Climate Controlled**

 **Modular and Upgradeable**

 **Tethered-Drone Capable**

Our commitment to flexibility extends to our software solutions. Counterdrone's open-source software is designed to integrate with a range of drone remote control and monitoring applications. OmniDocks have been integrated into local security networks, cloud-based monitoring applications, and first responder software suites. OmniDocks have been integrated into local security networks, cloud-based monitoring applications, and first responder software suites.

At Counterdrone, our goal is to help your team use drones to accomplish their mission while reducing their workload. Entirely bootstrapped, Counterdrone has achieved cash flow and revenue positivity in just over a year of product sales.

The Opportunity

Redefining Aerial Intelligence

Drones are rapidly becoming an essential component of emergency response and site security. Drones housed in OmniDocks can be available 24/7, respond quickly, and cover large distances, offering an alternative to traditional security methods. Over the past few years, drone usage in business operations has expanded across various industries, such as mining and agriculture. OmniDocks have demonstrated value in industries such as mining and agriculture within the first year of sales.

Turnkey Deployments



Docks

Configurable drone-agnostic weatherproof and climate controlled charging station for your drone(s).



Drones

We are constantly integrating new existing and custom drones via swappable charging floors.



Integration

Our systems are designed with integration in mind, playing nice with your existing infrastructure

We believe Counterdrone is advancing in this technological revolution, offering advanced drone docking stations and software solutions tailored to the evolving needs of the commercial drone market. The OmniDock™ features modular charging floors that can house one large drone or two smaller drones, doubling mission capacity, providing redundancy, and enhancing rapid response capabilities. It can even accommodate cable/winch systems for tethered drones. All of our systems are designed with integration in mind, ensuring compatibility with existing infrastructure as well as upgradeability. OmniDock is designed to allow for fleet upgrades without the need to replace docking stations, offering long-term adaptability for changing drone needs.



Mobile Applications

Versatile Deployment
Suitable for rooftop, remote, or mobile (truck-bed) operations.

Minimal Requirements
Powered by AC or DC, includes onboard cellular connectivity.

Additionally, Counterdrone offers deployment flexibility, supporting operations from rooftops, remote locations, or mobile setups (e.g., truck beds). It can also be powered by solar systems and supports connectivity via Starlink terminals for remote areas. We continuously integrate new and existing custom drones. If your drone fits in the dock, we can integrate it to land and charge.



Integrations

Flexible Solutions

Offers the most adaptable solutions for all types of autonomous applications

Cloud-Based Software

Cloud-Based or Local Software allows control and monitoring of drones onsite or off

Open Source Software

Complete transparency with the option to extend the code base with your own team

Seamless Integration

Designed to integrate with major security suites such as Milestone and Avigilon

User Control

Empowers you to maintain full control over your systems and software

Advanced AI Capabilities

Extracts key information from video feeds, including intruder status and facility operations

We believe our innovative solutions enhance security and operational efficiency, positioning us as strong contenders in the commercial drone market, prepared to meet the evolving needs of businesses.

THE MARKET & OUR TRACTION

Reaching New Heights in the Commercial Drone Market

CounterDrone is targeting the commercial drone market, which has an estimated total addressable value of $127 billion globally.[1]



$127B Globally

Estimated Commercial Drone Market Value

Source

In the second half of 2023, we sold and shipped 15 systems, followed by the sale of 25 systems and shipment of 15 in the first quarter of 2024. From July 1, 2023, to April 26, 2024, we generated $559,350 in sales, highlighting early market traction. We are entirely self-funded, demonstrating our financial independence and commitment to sustainable growth.

35
Units Sold

$559,350
in Total Sales

Honorable Mention



Certifications



Our strategic partnerships with drone service providers in the U.S. and Australia, as well as cloud-based drone fleet management software providers in the U.S., have enhanced our market reach. Recently, we began integrating the Japanese commercial drone, ACSL Soten, into our docks and partnered with ACSL to bring a combined drone/dock offering to the market this year.



" We have been deploying drone-first-responder missions utilizing our OmniDock since the summer of 2023. The OmniDock station has proven to be very reliable in providing both shelter and a charging for our police drone. It is great to work with Counterdrone as they are always responsive, helpful and available if needed. Wrapped in a custom vinyl wrap of a waving Texas Flag, our OmniDock is the focal point of the department. Located in front of our station, it is constantly getting attention from the community it serves and protects. OmniDock has been a game changer in the DFR world."

Larry Boggus
Community Liaison Officer, Memorial Villages Police Department

The above testimonials may not be representative of the opinions or experiences of other Counterdrone users and is not a guarantee of future performance or success.

We proudly serve customers across public safety, surveying, security, agriculture, and mining sectors, with more than half of our customers making repeat purchases, indicating strong customer satisfaction. During our R&D phase in 2021, we were recognized with a Security Vanguard Award Honorable Mention. Additionally, our docking stations are certified for Beyond Visual Line of Sight (BVLOS) operations in the United States (FAA) and Australia (CASA).

WHY INVEST

Be Part of the Drone Revolution



Invest in CounterDrone today

Help Us Shape the Future of Drone Technology

At Counterdrone, we are building aerial infrastructure for the autonomous drone revolution. We're offering an opportunity to participate in the early-stage potential of the commercial drone market. Today, drone technology is in its early stages of adoption and is growing rapidly. This growth presents a unique opportunity to participate in transformative technology.

Our next anticipated milestone will be building out and shipping 100 docking stations by Q2 2025. We are transitioning to a subscription model, which better aligns with the Company's five-year vision.

With market traction, strategic partnerships, a growing customer base, and industry recognition, we believe Counterdrone is positioned for continued growth within the industry.

Invest in CounterDrone today and help us shape the future of autonomous drone technology.

ABOUT

HEADQUARTERS
9456 Bagley Park Rd #110A
West Jordan, UT 84081

WEBSITE
View Site ⬀

CounterDrone's OmniDock™ is among the initial drone-agnostic, multi-drone docking stations. It is designed with versatility to support a range of autonomous operations and maximize drone deployment efficiency. The company is cash flow positive as of this year, marking a significant financial milestone achieved through a fully bootstrapped approach.

TERMS

Counterdrone

Overview

PRICE PER SHARE
$0.52

VALUATION
$5.04M

DEADLINE ⓘ
Mar. 4, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$20K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$499.72

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
38,461

MAX NUMBER OF SHARES OFFERED
2,375,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End

Total Assets	$136,807	$41,309
Cash & Cash Equivalents	$99,189	$34,305
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$291,730	$0
Costs of Goods Sold	$106,879	$33,486
Taxes Paid	$0	$0
Net Income	-$79,719	-$201,123

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and

(iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

As you are a prior customer or friends/family member in Counterdrone, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares + a 30-minute 1:1 zoom call with the executive team

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares + a 30-minute 1:1 zoom call with the executive team

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares + receive an OmniDock Mini

Tier 5 Perk: Invest $100,000+ and receive 25% bonus shares + receive an OmniDock Mini + Dinner with the executive team (travel / lodging included up to $2,000 in value)

The 10% StartEngine Venture Club Bonus

Counterdrone Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.52 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS



Security Info Watch

Vanguard Award Honorable Mention: Drones on Patrol

View Article

ALL UPDATES

12.17.24

Thank you to our early investors!

The Counterdrone Team is thrilled with our campaign's performance during the first week! Thank you to all our early investors! Stay tuned for additional company and campaign updates.



REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Flash Perk 2

Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

01	03	08	52
Days	Hours	Minutes	Seconds

Select

$5,000

Tier 1 Perk

Invest $5,000+ and receive 5% bonus shares

Select

$10,000

$20,000

$50,000



Tier 2 Perk

Invest $10,000+ and receive 10% bonus shares

Select

Tier 3 Perk

Invest $20,000+ and receive 15% bonus shares + a 30-minute 1:1 zoom call with the executive team

Select

Tier 4 Perk

Invest $50,000+ and receive 20% bonus shares + receive an OmniDock Mini

Select

$100,000

Tier 5 Perk

Invest $100,000+ and receive 25% bonus shares + receive an OmniDock Mini + Dinner with the executive team (travel / lodging included up to $2,000 in value)

Select

JOIN THE DISCUSSION



What's on your mind?

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Post

W Kim Colich



2 months ago

Hi, Is your design patented? Thanks for clarifying. Blessings, Kim

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



SIGN UP   SUBMIT ORDER   FUNDS IN TRANSIT   FUNDS RECEIVED   FUNDS INVESTED



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FAQS

How much can I invest? ⌃

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

....

When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

....

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

....

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Counterdrone builds aerial infrastructure for the drone revolution. Fully autonomous flying robots need shelters that protect them from the elements while they recharge between missions. OmniDock is weather proofed, and fully climate controlled allowing it to shelter and charge aerial systems between flights. OmniDock can be fielded in remote locations anywhere on earth, while operators manage and monitor their autonomous drones over the cloud.

Our vision is a network of drone docking stations strategically placed, allowing users from multiple industries to quickly launch a remote drone when it is most needed. Search and rescue, security, inspection, and public safety are just a few of the operations autonomous drones are being used for today.

OmniDock is a drone agnostic docking and charging station that can be easily reconfigured for different drones. Our motto is, if a drone will fit within the OmniDock, we will integrate it to land and charge.

OmniDocks started shipping in the summer of 2023 and generated over $550,000 in sales in the first 12 months. In the 4th quarter of 2024, we will introduce a subscription revenue model that will allow end users to field OmniDocks with their existing drone fleet for an affordable monthly price.

OmniDocks are currently used every day by multiple police departments to support drone-as-a-first- responder missions.

The global commercial drone market was valued at USD 26 billion dollars in 2023. It is anticipated to surge to 126 billion by 2033. The ability to remotely operate, charge, and house autonomous drones will become an invaluable part of this market growth.

We’d like to welcome you to be a part of the autonomous drone revolution by investing in our StartEngine campaign. Find us on startengine.com for details.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Counterdrone Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock of this corporation is authorized to issue is 14,000,000 shares (number of authorized shares) with a par value of .00001 per share

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by *statute* were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of July, 20 24.

By: [signature]
Authorized Officer

Title: CEO

Name: Shaun Jafarian
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:23 PM 01/23/2025
FILED 01:23 PM 01/23/2025
SR 20250228054 - File Number 5105299

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Hello Members of the Counterdrone StartEngine Loyalty List!

You are receiving this email because you expressed an interest in investment opportunities in Counterdrone Inc. We are excited to announce that we will be launching a crowdfunding campaign on www.startengine.com soon!

As a member of our Loyalty list, you can receive bonus shares when you invest. There are also additional perks for investing early in the campaign as well as bonuses based on the amount of your investment. Once our campaign is live we will email you a link to our page that will have all the details.

Thank you for your interest, we are very excited to launch our StartEngine Campaign and hope you will be a part of the drone revolution!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Regards,

Shaun Jafarian
Founder / CEO
801.635.9864
www.counterdrone.com

